Exhibit 99.1

ZK International Expands its Sales Network into 65 Design Centers and Studios across 30 Cities with a Leading Home Improvement and Interior Design Chain in

Hunan Province

WENZHOU, China, Apr. 15, 2020 -- ZK International Group Co., Ltd. (ZKIN) ("ZK International" or the "Company"), a designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products primarily used for water and gas supplies, today announced that it has entered into a strategic partnership agreement (the “Agreement”) with Hunan Dianshi Decoration Design and Engineering Co. Ltd. (“Dianshi”), one of the leading home improvement and interior design chains in Hunan Province with approximately 3,000 employees. This Agreement will empower ZK International to expand its sales network into 65 design centers and studios across 30 cities in China.

Pursuant to the Agreement, Dianshi and ZK International will partner in providing best-in-class home improvement and interior design solutions in 30 cities with the primary focus in the Hunan market. Leveraging Dianshi’s strong design capability and ZK International’s high-performance stainless steel water pipes and fittings supplies, the partnership is mutually beneficial to ZK International and Dianshi. The Agreement also makes ZK International a designated preferred vendor of water pipes and fittings for Dianshi starting this year and potentially serves as a springboard for ZK International to penetrate the growing residential real estate market in Hunan Province.

Jiancong Huang, Chairman and Chief Executive Officer of ZK International, commented, "We are thrilled to partner with and become a designated preferred vendor for Dianshi. With its well-established service network and strong brand name, Dianshi gives us a unique opportunity to penetrate the consumer residential market in Hunan Province and beyond.”

About Hunan Dianshi Decoration Design & Engineering Co., Ltd.

Hunan Dianshi Decoration Design & Engineering Co., Ltd. (“Dianshi”) is a holistic solution provider in home improvement and interior design. Since 1998, Dianshi has been providing consulting, design, construction, and furnishing services focusing on the high-end residential market in Hunan Province. With 65 design centers and studios across 30 cities, Dianshi is one of the leading players in Hunan Province. More information about Dianshi can be found at www.dasn.com.cn

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products primarily used for sophisticated water and gas pipeline systems. The Company owns 33 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards. ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors. ZK has supplied stainless steel pipelines for over 2,000 projects, including the Beijing National Airport, the Beijing 2008 Summer Olympics facilities (including the "Water Cube", and "Bird's Nest”).  Focusing on producing superior quality and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinking water to both China’s domestic market and international markets such as Europe, East Asia, and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantee of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict and many of which are beyond the control of ZK International. Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:

Tony Tian, CFA
Weitian Group LLC
Phone: +1 (732) 910-9692
Email: ttian@weitianco.com